

July 11, 2011

Via Facsimile

Mr. Alfonso Quijada
President and Chief Executive Officer
Castmor Resources Ltd
427 Princess Street, Suite 406
Kingston, Ontario K7L 5S9

> **Re:** **Castmor Resources Ltd**
> **Amendment No. 2 to Annual Report on Form 10-K**
> **Filed March 24, 2011**
> **Amendment No. 2 to Form 10-Q for Quarter ended February 28, 2011**
> **Filed June 24, 2011**
> **Amendment No. 2 to Form 10-Q for Quarter ended November 30, 2010**
> **Filed June 24, 2011**
> **File No. 001-34039**

Dear Mr. Quijada:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director